DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

February 12, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jan Woo, Attorney-Advisor
Ryan Rohn, Staff Accountant
Craig Wilson, Senior Chief Accountant

Re:	Q2 Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 24, 2014
CIK No. 0001410384

Ladies and Gentlemen:

We are writing on behalf of Q2 Holdings, Inc. (the “Company” or “Q2”) in response to the February 10, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 that was submitted to the Commission confidentially on January 24, 2014 (the “Confidential Amendment No. 1”).

The Company is concurrently filing, via EDGAR, this letter and a complete copy of the Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Registration Statement and a copy marked to show all changes from the Confidential Amendment No. 1 and all changes from the version confidentially submitted on December 20, 2013.  This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.  Page references in this letter are to page numbers in the Registration Statement.

General

1.     We will contact you separately regarding your graphics.

Response:  In response to the Staff’s comment, the Company has revised the text of its artwork and is supplementally providing the Staff with copies of such revised pictures and graphics under separate cover contemporaneously herewith.

Capitalization, page 41

2.     We note your revised disclosure in response to prior comment 10. The revised disclosure indicates that you will repay $1.3 million of outstanding principal and accrued interest however the “pro forma as adjusted” column in your capitalization table appears to reflect the full $6.3 million of long-term debt being paid off. Please revise to clarify the anticipated pay-off amount.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Registration Statement.  As the Staff correctly noted, the Company anticipates that it will use $1.3 million of the net proceeds from this offering to repay long-term debt, as disclosed on page 40 of the Registration Statement.  As of September 30, 2013, the Company had $6.3 million of long-term debt.  The Company anticipates that approximately $5.0 million in long-term debt will be outstanding after its partial repayment in connection with the offering.  The Company advises the Staff that the Company will update the disclosure in the “pro forma as adjusted” column of the capitalization table on page 41 of the Registration Statement when the amount of long-term debt to be outstanding after the partial repayment in connection with the offering is known.

Executive Compensation, page 97

3.     In response to prior comment 25, it appears that you have omitted the fiscal year 2012 executive compensation information. Instruction 1 to Item 402(n) of Regulation S-K requires a company to “provide information for any such year if that information previously was required to be provided in response to a Commission filing requirement.” Given that the registration statement was initially submitted on December 20, 2013 which would have required the fiscal year 2012 executive compensation disclosure, please tell why you believe omission of the 2012 information is appropriate.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on page 97 of the Registration Statement to include the fiscal 2012 executive compensation disclosure for Messrs. Seale and Flake who were named executive officers for both fiscal 2012 and fiscal 2013.  The Company respectfully advises the Staff that it has only included fiscal 2013 compensation for Messrs. Furrer and Soukup, as such individuals became named executive officers in fiscal 2013.

Notes to Consolidated Financial Statements Note 2. Summary of Significant Accounting Policies Revenues, page F-11

4.     In response to prior comment 36, we note your expanded disclosures appear to indicate that additional fees are generated for transactions processed during the period for monthly usage above the levels included in the standard subscription fee. Please clarify if your standard subscription fee includes a set number of transactions that can be processed during the period before additional fees are generated. If true, please clarify your disclosure to indicate this on page 2 and elsewhere in your filing where you discuss generating additional revenues based on the number of transactions performed on your solutions.

Response:  In response to the Staff’s comment, the Company has revised its disclosure on pages 2, 46 and 48 of the Registration Statement to indicate that the additional fees generated for the number of transactions that registered users perform on the Company’s solutions is only for bill-pay and certain other transactions in excess of the levels included in the Company’s standard subscription fee.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at tel: (512) 457-7090 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.

John J. Gilluly III, P.C.
Partner

Enclosures

cc:	Matthew P. Flake (Q2 Holdings, Inc.)
Jennifer N. Harris (Q2 Holdings, Inc.)
J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)